UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Summit Therapeutics, PLC

(Name of Issuer)

American Depositary Shares and Ordinary Shares, par value £0.01 per share

(Title of Class of Securities)

86627R102

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627R102

1	NAME OF REPORTING PERSON

MAHKAM ZANGANEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,202,220*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,202,220*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,202,220*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.14%*
14	TYPE OF REPORTING PERSON

IN

* The 24,202,220 Ordinary Shares beneficially owned consist of 21,045,410 Ordinary Shares and includes the exercise of warrants to purchase 3,156,810 Ordinary Shares, which are first exercisable on June 24, 2020. Such Ordinary Shares and warrants are held by the Mahkam Zanganeh Revocable Trust and the Shaun Zanganeh Irrevocable Trust.

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CUSIP No. 86627R102

1	NAME OF REPORTING PERSON

MAHKAM ZANGANEH REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,101,110*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,101,110*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,101,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.59%*
14	TYPE OF REPORTING PERSON

OO

* The 12,101,110 Ordinary Shares beneficially owned consist of 10,522,705 Ordinary Shares and includes the exercise of warrants to purchase 1,578,405 Ordinary Shares, which are first exercisable on June 24, 2020.

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CUSIP No. 86627R102

1	NAME OF REPORTING PERSON

SHAUN ZANGANEH IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,101,110*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,101,110*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,101,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.59%*
14	TYPE OF REPORTING PERSON

OO

* The 12,101,110 Ordinary Shares beneficially owned consist of 10,522,705 Ordinary Shares and includes the exercise of warrants to purchase 1,578,405 Ordinary Shares, which are first exercisable on June 24, 2020.

4

CUSIP No. 86627R102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Ordinary Shares, par value £0.01 per share (the “Ordinary Shares”), of Summit Therapeutics PLC, a foreign private issuer incorporated in England and Wales whose principal executive office is located at 136A Eastern Avenue, Milton Park, Abingdon, Oxfordshire OX14 4SB, United Kingdom (the “Issuer”).

Item 2.	Identity and Background.
(a)	This statement is filed by:
i.	Mahkam Zanganeh;
ii.	Mahkam Zanganeh Revocable Trust (“Trust I”);
iii.	Shaun Zanganeh Irrevocable Trust (“Trust II” and collectively with Trust I, the “Trusts”);

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal business address of each Reporting Person is 51 Adam Way, Atherton, California 94027.
(c)	The principal occupation of Ms. Zanganeh is serving as Chief Executive Officer of Maky Zanganeh & Associates, Inc., a consultancy firm. The principle business of each Trust is to hold and invest securities and other assets as a fiduciary for the benefit of each of their respective beneficiaries.
(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Ms. Zanganeh is a citizen of the United States of America. Each Trust is organized under the laws of the state of California.
Item 3.	Source and Amount of Funds or Other Consideration.

The Ordinary Shares owned by the Trusts were purchased with working capital pursuant to a Stock Purchase Agreement, dated December 24, 2019, by and among Robert Duggan, Trust I and Trust II (the “SPA”), which closed on January 14, 2020. The aggregate purchase price for the purchase of the 21,045,410 Ordinary Shares and warrants to purchase an additional 3,156,810 Ordinary Shares owned by the Trusts is approximately $5,999,999.

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CUSIP No. 86627R102

Item 4.	Purpose of Transaction.

The Trusts purchased the Ordinary Shares based on each Reporting Person’s belief that the Ordinary Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Ordinary Shares at prices that would make the purchase or sale of Ordinary Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Ordinary Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 14, 2020, each Trust acquired (i) 10,522,705 Ordinary Shares and (ii) warrants to purchase 1,578,405 Ordinary Shares. The Ordinary Shares and warrants were acquired pursuant to the SPA, in accordance with the right of the seller thereunder to substitute Ordinary Shares and warrants for the Issuer’s American Depositary Shares (each representing five Ordinary Shares) pursuant to Section 1.07 of the SPA. The warrants described in clause (ii) above are fully vested, and are exercisable at any time during the period beginning on June 24, 2020 and ending on December 24, 2029. Such warrants are governed by the terms of that certain Warrant Instrument, dated as of December 6, 2019 (the “Warrant Instrument”). The SPA and the Warrant Instrument are attached hereto as Exhibits 99.1 and 99.2 respectively. The foregoing description of the SPA and the Warrant Instrument does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA and the Warrant Instrument, each of which is incorporated by reference herein.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, each Trusts’ investment strategy, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions and the terms and conditions of the Warrant Instrument (as hereinafter defined), the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as deemed appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and each Reporting Person’s investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Ordinary Shares, selling some or all of their Ordinary Shares, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares, or changing their intentions with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.
(a)	The aggregate percentage of Ordinary Shares reported owned by the Reporting Persons is based on the Issuer’s calculation that it has 335,873,208 Ordinary Shares outstanding as of January 14, 2020. As of the close of business on January 14, 2020, through the holding of 10,522,705 Ordinary Shares and warrants to purchase 1,578,405 Ordinary Shares, each Trust beneficially owned approximately 3.59% of the Ordinary Shares outstanding. Ms. Zanganeh, as sole trustee of each Trust, may be deemed to beneficially own the 21,045,410 Ordinary Shares and warrants to purchase an additional 3,156,810 Ordinary Shares held in the aggregate by the Trusts. Based on the foregoing, Ms. Zanganeh’s beneficial ownership would constitute approximately 7.14% of the Ordinary Shares outstanding.
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CUSIP No. 86627R102

(b)	By virtue of Ms. Zanganeh’s position as the sole trustee of each Trust, she may be deemed to have the shared power to vote and direct the disposition of 24,202,220 Ordinary Shares in the aggregate (including the warrants disclosed herein on an as-exercised basis). Each Trust may be deemed to have the shared power to vote and direct the disposition of 12,101,110 Ordinary Shares in the aggregate (including the warrants disclosed herein on an as-exercised basis).
(c)	The transactions in the Ordinary Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
(d)	No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 6, 2019, the Issuer entered into a Consulting Agreement (the “Consulting Agreement”) with Maky Zanganeh & Associates, Inc. (“MZA”), a consulting company controlled by Ms. Zanganeh. Pursuant to the Consulting Agreement, MZA is entitled to receive warrants to purchase Ordinary Shares. The warrants issued under the Consulting Agreement vest quarterly over the period beginning on December 24, 2019 and ending on December 24, 2022 in accordance with the terms of that certain Consultant Warrant Agreement, dated December 6, 2019 by and between the Issuer and MZA (the “Consultant Warrant Agreement”). The first tranche is expected to vest and become exercisable on March 24, 2020 subject to the terms of the Consulting Agreement and the Consultant Warrant Agreement. No warrants issued pursuant to the Consultant Warrant Agreement are currently vested as of the date of filing this Schedule 13D, and accordingly no such warrants have been factored into the calculations of beneficial ownership set forth herein.

The foregoing description of the Consulting Agreement and the Consultant Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Consulting Agreement and Consultant Warrant Agreement, included as Exhibits 99.3 and 99.4 hereto and incorporated by reference herein.

On January 23, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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CUSIP No. 86627R102

Item 7.	Material to be Filed as Exhibits.
99.1*	Stock Purchase Agreement, dated December 24, 2019, by and among Robert Duggan, Trust I and Trust II.
99.2	Warrant Instrument, dated December 6, 2019 (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 6-K filed on December 6, 2019).
99.3	Consulting Agreement, dated December 6, 2019, by and between the Issuer and MZA (incorporated by reference to Exhibit 4.4 of the Issuer’s Form 6-K filed on December 6, 2019).
99.4	Consultant Warrant Agreement, dated December 6, 2019, by and between the Issuer and MZA (incorporated by reference to Exhibit 2.2 of the Issuer’s Form 6-K filed on December 6, 2019).
99.5*	Joint Filing Agreement, dated January 23, 2020, by and among Mahkam Zanganeh, Trust I and Trust II.

* Filed herewith.

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CUSIP No. 86627R102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2020

/s/ Mahkam Zanganeh
Mahkam Zanganeh

MAHKAM ZANGANEH REVOCABLE TRUST
SHAUN ZANGANEH IRREVOCABLE TRUST

By:	/s/ Mahkam Zanganeh
	Name:	Mahkam Zanganeh
	Title:	Trustee

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CUSIP No. 86627R102

SCHEDULE A

Transactions in the Ordinary Shares During the Past Sixty Days

Type of Security	Securities Purchased / (Sold)	Price Per Share(£)	Date of Purchase / Sale

MAHKAM ZANGANEH REVOCABLE TRUST

Ordinary Shares	10,522,705	£0.221	1/14/20
Warrants*	1,578,405		1/14/20

SHAUN ZANGANEH IRREVOCABLE TRUST

Ordinary Shares	10,522,705	£0.221	1/14/20
Warrants*	1,578,405		1/14/20

* Represents Ordinary Shares issuable upon exercise of the warrants purchased pursuant to the SPA and governed by the Warrant Instrument. Such warrants are exercisable from June 24, 2020 to December 24, 2029 at a price of £0.243 per Ordinary Share.